SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: May 22, 2014

List of materials

Documents attached hereto:

i) Press Release Announcing Corporate Strategy Meeting FY2014.

Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

Reference Materials: Speech Overview	May 22, 2014

Corporate Strategy Meeting FY2014

Complete Reform of Electronics Business Structure and Establish Foundations for Sustainable Growth from FY2015

On Thursday May 22, 2014, at its headquarters in Minato-ku, Tokyo, Sony Corporation (“Sony” or the “Company”) held its Corporate Strategy Meeting for the fiscal year ending March 31, 2015 (“FY14”).

Kazuo Hirai, President and CEO, Sony Corporation, presented the Company’s business direction, stating that “FY14 is the year we will complete the structural reform of our electronics business, in order to transition Sony to a high profitability structure and deliver sustained growth. These reforms will be completed before, and will not extend into the fiscal year ending March 31, 2016 (“FY15”).” Hirai also outlined key initiatives for Sony’s three core electronics businesses – the game and network services, mobile and imaging businesses – and the entertainment and financial services businesses, as well as Sony’s strategy for new technology development and measures for new business creation to deliver further growth from FY15.

Highlights of the Corporate Strategy Meeting are as follows:

1. Completion of Electronics Business Structural Reform

As announced on February 6, 2014, Sony is proceeding with the withdrawal from its PC Business, the split out of its TV business and the structural reform of its sales companies and headquarters functions. The Company expects to complete these initiatives within FY14.

Sony will withdraw from the PC business following the completion of sales of its Spring product lineup currently on sale in global markets. Sony has signed definitive agreements to transfer its PC business operated in Japan under the VAIO brand and certain related assets to VAIO Corporation, a newly established special purpose company to be funded by a subsidiary of Japan Industrial Partners, Inc. The target for completion is July 1, 2014. Going forward, Sony will provide customer support for PC products that have already been sold, and support the smooth launch of VAIO Corporation.

Sony is targeting July 1, 2014 to start operation of a new TV business company, “Sony Visual Products Inc.” Sony will also execute fixed cost reduction measures across the sales companies, headquarters and indirect functions that support the TV business in order to help establish a business structure capable of minimizing the impact of external market fluctuations. Sony expects to return the TV business to profitability in FY14 by executing the above measures, accelerating the implementation of its strategic shift towards high value-added models, including 4K, and establishing more flexible operations capable of responding rapidly to fluctuations in demand or the business environment. Masashi Imamura, currently SVP, Corporate Executive and President of Home Entertainment & Sound Business Group, Sony Corporation, will be appointed Representative Director and President of Sony Visual Products Inc.

Sony aims to reduce total costs in its electronics sales companies by approximately 20% and costs across headquarters and support functions by approximately 30%, by FY15, compared to the fiscal year ended March 31, 2014 (“FY13”).

As explained in Sony’s FY13 earnings announcement, the Company expects to incur total costs of more than 300 billion yen during FY13 and FY14 in relation to the reform measures mentioned above. These reform measures are anticipated to result in annual cost reductions of more than 100 billion yen starting in FY15. While Sony intends to continue to develop its mid-term corporate strategy for FY15 onwards during FY14, the Company currently considers that it is possible to target consolidated operating profit of around 400 billion yen in FY15 as a result of cost savings from the above reforms, alleviation of losses from the PC and other businesses, profit contribution from the core electronics businesses (game and network services, mobile and imaging), and stable profit generated by the entertainment and financial services businesses.

2. Key Initiatives to be Executed in Core Businesses in FY14

Game and Network Services
In the game and network services business, Sony aims to expand the installed base of PlayStation 4 (“PS4TM”) and reinforce its network services in order to drive increased profit growth. As of April 6, 2014, PS4 had achieved cumulative sell-through of 7 million units, with Sony aiming to further consolidate its No.1 position in the home console market in FY14. Approximately half of PS4 users have registered for the PlayStation®Plus subscription service, and the number of active users registered to PlayStation Network and Sony Entertainment Network already exceeds 52 million. In the U.S., Sony plans to start an open beta version of the PlayStationTMNow game streaming service this summer and introduce a new, cloud-based television service within the calendar year 2014. Sales from the network business, including game, music and video services, for FY13 exceeded 200 billion yen and Sony is expecting continued sales growth in this business going forward.

Mobile
In the mobile business, Sony plans to add to its flagship XperiaTM lineup in a timely manner and to enrich its entry-level product lineup to address specific local needs. In addition to Europe and Japan, Sony aims to build strategic partnerships with network operators in the U.S., and, by introducing models that fully match customer needs, strengthen its presence in the U.S. market. Sony is also reinforcing its monitoring systems to analyze business outlook, including risks such as sudden changes in the market environment and negative shifts in demand, to help ensure stable operations.

Imaging Businesses
In the image sensor business, Sony will continue to integrate its highly competitive, cutting-edge image sensors with its wealth of camera expertise to drive the growth of its finished product and device businesses. Sony intends to bolster its manufacturing capacity for stacked CMOS image sensors and to thereby reinforce its leading market position. Additionally, the Company aims to continue to deliver compelling, high value-added, professional and consumer imaging products in order to sustain business profitability.

In the component device space, Sony plans to focus on batteries in addition to image sensors. These two key components are expected to be a driving force for Sony to deliver attractive products and new services. In the medical space, the development of surgical endoscopes incorporating 3D and 4K technology being carried out by Sony Olympus Medical Solutions, Sony’s medical business joint venture with Olympus Corporation, is proceeding as scheduled, targeting market launch in FY15.

Entertainment
With diversifying forms of content distribution, and the growth of network distribution channels, Sony believes its rich content assets position it for continued growth. In this environment, Sony will explore new ways to innovate in its Entertainment businesses, including collaboration with its network service businesses. In Pictures, Sony is executing a cost reduction plan that aims to achieve total cost reduction of 300 million dollars by the end of FY15. Sony expects to continue to produce quality programming in the television production business and achieve steady growth in its media networks business, both of which are focus areas for Sony. In the Music businesses, Sony is targeting increased market share by cultivating new talent and expanding its presence in emerging markets.

Financial Services
Sony’s life insurance, non-life insurance and banking businesses have steadily expanded their range of services and earned high customer satisfaction ratings by providing outstanding services to customers. Sony aims to continue this stable profit growth in its Financial Services business by continuing the pursuit of high-quality service. At the same time, the Company will be working to grow its nursing care business, launched last year, into the fourth pillar of its Financial Services business.

3. New Technology Development and Measures for New Business Creation to Deliver Further Growth from FY15

Direction of New Technology Development
By further reinforcing Sony’s strengths in the areas of device technologies and information processing technologies, Sony intends to differentiate its core electronics businesses and deliver new products and services that “create new lifestyles” and “enrich people’s lives” in both the home and mobile spaces. Specifically, in device technologies, Sony plans to concentrate on image sensors, batteries and low energy consumption technologies. In information processing technologies, Sony will focus on recognition, natural user interface and signal processing innovation. Sony will leverage these technologies to pursue its “Life Space UX” initiative, which will allow users to enjoy video or music or access information they need anywhere within the home, and “wearable” products in the mobile space.

Accelerating Innovation and New Business Creation
Sony is continuing to introduce innovative products that deliver new user experiences, such as its smartphone attachable lens-style cameras and Music Video Recorder, and its 4K ultra short throw projector, developed under the “Life Space UX” initiative, and Smart Tennis Sensor are examples of innovative new products that go beyond the boundaries of existing businesses. In April 2014, Sony launched a dedicated new organization with responsibility for promoting and supporting the creation of new businesses. The organization seeks to draw on internal and external insight to provide a catalyst for innovation and to provide the opportunity for new ideas to transition into successful new businesses.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ matereially from those discussed in the forward-looking statements, and therefore investors should not plac undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xv)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

      Media inquiries: Corporate Communications, Sony Corporation Tel:03-6748-2200
     Investor/Analyst inquiries: IR Dept., Sony Corporation Tel:03-6748-2180